Exhibit 99.1

Caledonia Mining Corporation Plc

Caledonia Announces Closing of Upsized $150 Million Convertible Senior Notes

Offering and Full Exercise of Initial Purchasers’ Option to Purchase Additional Notes

(NYSE AMERICAN, AIM and VFEX: CMCL)

ST HELIER, Jersey, January 20, 2026 - Caledonia Mining Corporation Plc (“Caledonia”) today announces the closing of its previously announced upsized offering of 5.875% Convertible Senior Notes due 2033 (the "Notes") for an aggregate principal amount of $150 million (the "Convertible Note Offering"), including the exercise in full by the initial purchasers of their option to purchase an additional $25 million of Notes.

Cantor Fitzgerald & Co. acted as sole manager and capped call coordinator for the Convertible Note Offering.

Caledonia's CEO, Mark Learmonth, commented

“We are extremely pleased with the outstanding response to the Convertible Note Offering from high quality institutional investors in the United States, which is a tremendous endorsement of Caledonia and the progress we have made as a business. This successful offering gives us a strong, flexible source of long term capital and reflects the confidence investors have in our management team, our track record of delivery and the growth potential of the Company. We are delighted with the outcome and look forward to building on this momentum as we continue to advance Caledonia’s long term objectives.”

Summary of the Offering

•	Cash interest coupon of 5.875% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2026

•	Conversion price of approximately $40.51 per common share of Caledonia (the “Common Shares”), which represents a premium of approximately 25% to the last reported sale price of the Common Shares on the NYSE American on January 14, 2026, subject to customary anti-dilution adjustments

•	The potential economic dilution upon conversions of the Notes was mitigated through the purchase of cash-settled capped call options with a cap price of approximately $56.72 (representing a premium of 75% over the last reported sale price of the Common Shares on the NYSE American on January 14, 2026). The purchase price for the capped call options was approximately $14.4 million

•	Conversions of the Notes may be settled in Common Shares, cash, or a combination of Common Shares and cash, at Caledonia’s election. Additionally, Caledonia will have the right to redeem the Notes in certain circumstances and will be required to offer to repurchase the Notes upon the occurrence of certain events

•	The Notes will mature on January 15, 2033 unless earlier converted, redeemed or repurchased

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

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Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 ("MAR") as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with Caledonia’s obligations under Article 17 of MAR.

Forward-Looking Statements

This press release contains "Forward Looking Information" and "Forward Looking Statements" within the meaning of applicable United States securities legislation, including statements concerning: expectations with respect to the Convertible Note Offering and the capped call transactions; expectations that the Company will be able to realize on proceeds from the capped call; the potential impact of the foregoing or related transactions on dilution to the Common Shares and the market price of the Common Shares or the trading price of the Notes; expectations relating to the Company’s project development plans and strategy; and the anticipated use of proceeds from the Convertible Note Offering. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek,” “plan,” “project,” “target,” “looking ahead,” “look to,” “move into,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements represent Caledonia’s current beliefs, estimates and assumptions only as of the date of this press release, and information contained in this press release should not be relied upon as representing Caledonia’s estimates as of any subsequent date. These forward-looking statements are subject to risks, uncertainties, and assumptions. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Risks include, but are not limited to market risks, trends and conditions and risks inherent in the development of projects. These risks are not exhaustive. Further information on these and other risks that could affect Caledonia’s results is included in its filings with the Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2024, its report on Form 6-K for the three and six months ended June 30, 2025 and the future reports that it may file from time to time with the SEC. Caledonia assumes no obligation to, and does not currently intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About Caledonia

Caledonia is a gold production, exploration and development company with its operations focused in Zimbabwe. Caledonia’s primary asset is the Blanket Gold Mine - an underground gold mine in the Matabeleland South province, in which the Company currently holds a 64% interest. Over the last decade, the Company has invested in the development of the Blanket Gold Mine. Caledonia is also advancing other gold projects in Zimbabwe including the Bilboes Project, Maligreen Project and the Motapa Project.

Additional Information

The Notes and the Common Shares, if any, issuable upon the conversion of the Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), any state securities laws or the securities laws of any other jurisdiction, and, unless so registered, may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws. The Notes were offered only to persons reasonably believed to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act).

This press release is neither an offer to sell nor the solicitation of an offer to buy any of the securities being offered in the offering nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

The NYSE American LLC neither approves nor disapproves the information contained in this press release.

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